UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

L0175J104
(CUSIP Number)

Bradley Craig 1195 Bangtail Way Steamboat Springs, Colorado 80487 (970) 457-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. L0175J104		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s Form DEF 14-A, as filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D

CUSIP No. L0175J104		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s Form DEF 14-A, as filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D

CUSIP No. L0175J104		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s Form DEF 14-A, as filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D

CUSIP No. L0175J104		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MICHAEL DAVID CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s Form DEF 14-A, as filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D

CUSIP No. L0175J104		Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s Form DEF 14-A, as filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D

CUSIP No. L0175J104		Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500 (2)

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
500 (2)

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s Form DEF 14-A, as filed with the Securities and Exchange Commission on August 14, 2018.

(2)
This amount includes 500 Restricted Shares (as defined herein) that are scheduled to vest in four equal annual installments, beginning on the date of the Issuer’s 2019 Annual Meeting of Shareholders and continuing on the dates of the next three Annual Meetings of Shareholders.

SCHEDULE 13D

Page 8 of 9 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common stock, par value $1.00 per share (the “Shares”), of Altisource Portfolio Solutions S.A. (the “Issuer” or the “Company”), whose principal executive offices are located at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg.  This Amendment No.32 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 17, 2018, as amended by Amendment No. 1, filed with the SEC on August 24, 2018, and Amendment No. 2, filed with the SEC on August 30, 2018 (collectively, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 25, 2018, the Issuer held a Special General Meeting of Shareholders (“the Special Meeting”) to elect an additional director to the Board.  At the Special Meeting, Mr. Burg was elected as an independent director to the Issuer’s Board until the 2019 Annual Meeting of the Issuer’s Shareholders or until a successor has been elected and qualified.  In connection with Mr. Burg’s election, he was awarded 500 restricted Shares (“Restricted Shares”).  The Restricted Shares are scheduled to vest in four equal installments beginning on the date of the Issuer’s 2019 annual meeting of Shareholders and continuing on the dates of the next three annual meetings of Shareholders, subject to Mr. Burg’s continued service through each vesting date.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended by adding the following:

 (a, b) As of the date hereof, each of Deer Park, DPRM, DPRC, Mr. Craig-Scheckman, and AgateCreek may be deemed to be the beneficial owner of 3,076,210 Shares (approximately 18.1% of the total number of Shares outstanding).

As of the date hereof, Mr. Burg may be deemed to be the beneficial owner of 3,076,710 Shares (approximately 18.1% of the total number of Shares outstanding).  This amount includes (i) 3,076,710 Shares he may be deemed to share voting and dispositive power with each of Deer Park, DPRM, DPRC, Mr. Craig-Scheckman, and AgateCreek, and (ii) 500 Restricted Shares subject to the vesting conditions described in Item 4 herein.

The beneficial ownership percentage is based on a total of 17,040,916 Shares outstanding as of August 9, 2018, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

 (c) Except as otherwise disclosed in Item 4 herein, no other transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT, LP

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC

By:	Deer Park Road Corporation, its managing member

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD CORPORATION

By:	/s/ Michael David Craig-Scheckman
Name: Michael David Craig-Scheckman
Title: Chief Executive Officer

MICHAEL DAVID CRAIG-SCHECKMAN

/s/ Michael David Craig-Scheckman

AGATECREEK LLC

By:	/s/ Scott Edward Burg
Name: Scott Edward Burg
Title: Sole Member

SCOTT EDWARD BURG

/s/ Scott Edward Burg

 September 27, 2018